May 25, 2006

Mr. Terry French
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Elephant Talk Communications, Inc.
Item 4.01 Form 8-K
Filed May 17, 2006
File No. 0-30061

Dear Mr. French:

We received your correspondence dated May 18, 2006 requesting us to make amendments to certain items contained in the above referenced filing. We have addressed your comment letter by reproducing your comment below (in bold) and providing the Company’s response immediately following.

1.
Amend the above-mentioned report to include all of the information required by Item 304 of Regulation S-B. Please state whether the decision to dismiss Webb & Company, P.A. was recommended or approved by your board of directors.

Attached please find an amended Form 8-K/A for your review. The decision to dismiss Webb & Company, P. A. (“Webb”), the Company’s independent accountants, was approved by the Company’s Board of Directors in a special meeting on May 16, 2006, upon recommendation by the Company’s audit committee.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please let us know if you need any further clarifications.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer